June 29, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Kate Tillan
Re: Insulet Corporation
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 9, 2010
Schedule 14A filed April 5, 2010
File No. 001-33462
Dear Ladies and Gentlemen:
This letter is being furnished on behalf of Insulet Corporation (the “Company”) in response to comments in the letter dated June 1, 2010 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Brian Roberts, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2009 that was filed March 9, 2010 and the Company’s Schedule 14A that was filed April 5, 2010.
The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 11. Executive Compensation, page 58
Our Executive Compensation Process, proxy statement page 20
1.	You disclose that you target total compensation based on peer companies. In future filings, please disclose where compensation actually fell in relation to the peer companies.
RESPONSE: The Company advises the Staff that it will revise its disclosure in response to the Staff’s comment in future filings.
Our Executive Compensation Programs, proxy statement page 21

Securities and Exchange Commission
June 29, 2010

2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.
RESPONSE: The Company’s Compensation Committee carefully considered whether the Company’s compensation policies and practices were reasonably likely to have a material adverse effect on the Company. It was the judgment of the Compensation Committee that the mix and design of the Company’s executive compensation plans and policies do not encourage management to assume excessive risks and are not reasonably likely to have a material adverse effect on the Company. In making this determination, the Compensation Committee considered a number of matters, including the following elements of the Company’s executive compensation plans and policies:
•	The Company sets performance goals that it believes are reasonable in light of past performance and market conditions.

•	The time-based vesting over three to four years for the Company’s long-term incentive awards ensures that its executives’ interests align with those of its stockholders for the long-term performance of the Company.

•	Assuming achievement of at least a minimum level of performance, payouts under the Company’s performance-based bonus plans result in some compensation at levels below full target achievement, rather than an “all-or-nothing” approach.

•	A majority of the payouts under the Company’s bonus plan are based on multiple individual performance and company-based metrics which mitigates the risk of an executive over-emphasizing the achievement of one or more individual performance metrics to the detriment of company-based metrics.

•	Certain payouts under the Company’s bonus plan include subjective considerations, which restrain the influence of formulae or objective factors on excessive risk taking.
Since the Compensation Committee determined that the risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company, no disclosure under Item 402(s) of Regulation S-K was required or included in the Company’s proxy statement.
Cash Incentive Bonuses, proxy statement page 22

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June 29, 2010

3.	In future filings, please disclose the objective performance goals and objective company goals that an executive officer must achieve to earn their incentive bonus. To the extent you believe that disclosure of the milestones is not required because it would result in competitive harm, even on an historical basis such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, provide a detailed explanation for such conclusion.
RESPONSE: As discussed in the Company’s proxy statement, in 2009 each of the Company’s named executive officers (“NEOs”) was eligible to earn a cash incentive bonus based on the achievement of certain corporate and individual goals. The corporate goals for 2009 were based on the Company’s revenues, earnings before interest and taxes (“EBIT”) and retention rate. Of these metrics, revenue is the only one that is regularly reported in the Company’s financial statements and SEC filings. Nevertheless, although EBIT is not reported regularly, it can be easily derived from the Company’s financial statements contained in the regular SEC reports. Retention rate is a percentage measurement of the retention of the Company’s customers from one period to the next. The Company does not regularly report in its financial statements or SEC filings its retention rate.
In addition to these corporate financial goals, in 2009 the bonuses of certain of the NEOs were linked to the attainment of individual objective performance goals. As disclosed in the proxy statement, these goals were based on the achievement of targets tied to the Company’s billing and collections, patient conversion rate and per unit cost of goods sold. Billing and collections targets reflected Company initiatives to bill and collect on a more timely basis. Patient conversion rate was a measure of the Company’s success in turning sales referrals into actual customers. The cost of goods sold metric was based on the per unit cost of the Company’s principal product, the OmniPod.
The Company has reviewed your comment and agrees that in future filings it will disclose those objective performance goals based on financial measures that it otherwise regularly reports in its SEC filings. For 2009, this would have been the goals based on the Company’s revenues and EBIT. With respect to the other objective performances goals (i.e., those based on metrics that it does not otherwise regularly report in its SEC filings), the Company respectfully submits that these goals need not be disclosed because such goals constitute confidential commercial and financial information the disclosure of which would likely result in substantial competitive harm to the Company. The Company does not currently report these other metrics in its SEC filings, and does not expect to do so in the future, because these metrics, and the Company’s goals with respect thereto, constitute sensitive commercial and financial information that reveal the Company’s competitive strategies.

Securities and Exchange Commission
June 29, 2010

The Company believes that disclosure of these performance goals, even on an historical basis, would result in significant competitive harm to the Company. The Company’s principal product is the OmniPod System, an insulin infusion system which it sells primarily to patients with insulin-dependent diabetes. The insulin pump industry is intensely competitive. The Company’s primary competitors (e.g., Medtronic, Johnson & Johnson and Roche) are all large, well-capitalized companies that are able to spend aggressively on marketing and sale initiatives. Revealing to these Fortune 500 competitors the Company’s sales strategies and the limits of its ability to compete based on price and payment terms will enable these competitors to counteract the Company’s sales initiatives and exert undue competitive pressure on the Company. In this regard, it is important to note that none of these competitors disclose comparable information about their competing products or businesses.
For example, historical disclosure of the Company’s retention rate would reveal to the Company’s competitors the extent to which the Company has lost individual patients. This enables competitors to assess the effectiveness of their own sales initiatives in seeking to blunt the Company’s growth. Moreover, the Company believes that patients cease using the OmniPod System for different reasons, most of which are unrelated to the perceived utility and quality of the product. For instance, the recent economic recession has resulted in the loss of jobs and health insurance for many Americans. Since the use of an insulin pump requires higher co-pays and is more expensive than therapies relying on multiple daily injections, some patients have ceased using the OmniPod System due to the economic downturn. Although the loss of the individual customer in this example was not due to the product, competitors would nevertheless use this information in marketing campaigns and in sales meetings to wrongly suggest that the Company’s products did not achieve high customer satisfaction.
A similar example of the competitive harm to the Company relates to the historical disclosure of the Company’s conversion rate, which is the percentage measure of the conversion of sales referrals into customers. Just as there may be several economic circumstances that force a customer to cease using the OmniPod System, these same circumstances may effectively prevent a diabetic patient from being economically able to become an OmniPod customer. One of the most common issues adversely affecting the Company’s conversion rate relates to the patient’s health insurance. If the patient is not then eligible for coverage for an insulin pump under his or her health insurance plan or such coverage is more limited than expected, it is highly unlikely that the patient will pay out of his or her own pocket the full cost for the OmniPod System. As a consequence, even though the patient desires to become an OmniPod user, he or she will likely not convert into an actual customer. If the conversion rate were reported annually, the Company’s competitors would use the statistic in marketing and sales initiatives to wrongly suggest that patients were rejecting the product. In addition, competitors could

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June 29, 2010

discern trends in the Company’s historical conversion rates to create sales campaigns that sought to target perceived weakness in the Company’s conversion process. For example, a competitor with a higher conversion rate would likely use in a misleading fashion the Company’s lower conversion rate in seeking to convince prescribing physicians that they should prescribe the competitor’s insulin pump.
Competitors could also use the trend information revealed in the Company’s historical retention and conversion rates to assess the Company’s product pricing strategies. For example, if a competitor reviewed the Company’s past goals and observed a trend that the Company was emphasizing customer retention more than other objectives, the competitor could lower prices to attempt to undercut the Company’s efforts to retain customers. Alternatively, the competitor could instead infer that it would be an opportune time to attempt to expand to a new geographic area and grow revenues in such new area at the expense of the Company, given that the Company’s apparent focus at that time was customer retention rather than expanding into new sales markets.
Another example of the specific competitive harm that would result from the disclosure of those performance goals which are based on operating metrics that are not otherwise regularly reported relates to the Company’s billing and collections. Disclosure of the historical goals would reveal to competitors and customers the Company’s willingness to accept longer or shorter than customary payment terms. For instance, if the goal for one year revealed that the Company sought to impose stricter payment terms, competitors could then reasonably conclude that the Company’s strategy had remained constant into the next year and then undercut that strategy by offering more liberal payment terms, thereby forcing the Company to abandon its strategy.
The competitive harm to the Company from the regular reporting of the Company’s historical per unit cost of goods sold is obvious. While the Company regularly reports its total cost of goods sold in its financial statements, it does not include the per unit costs in that disclosure. Revealing its historical per unit costs would allow competitors and prospective customers to determine with great accuracy the Company’s current per unit costs. Potential customers such as distributors could then use this information in sales negotiations since they would know the Company’s per unit gross profit margin. Similarly, competitors who knew the Company’s per unit gross margin would use the information to drive their own pricing campaigns. For instance, competitors in this situation could more effectively compete against the Company by lowering their prices since they would know the extent to which the Company could compete on price. This would result in significant competitive harm to the Company because the Company would lose substantial business. This is particularly problematic for the Company given that its competitors are Fortune 500 companies that have vast resources to cushion their

Securities and Exchange Commission
June 29, 2010

acceptance of lower profit margins for an extended period of time as they seek to stop the Company from gaining market share.
While the Company did not disclose in the proxy statement the specific corporate financial performance goals used to determine annual cash incentive bonuses for the reasons discussed above, the Company did disclose the relative difficulty in achieving such goals by disclosing the following in its proxy statement:
“Overall, the targets for performance measures were set at levels that we believed to be achievable with strong performance by our executives. Although we cannot always predict the different events that will impact our business during an upcoming year, we set our performance goals for the target amount of cash incentive bonuses at levels that we believe will be achieved by our executives during years of strong performance. Our maximum and threshold levels for these performance goals are determined in relation to our target levels, are intended to provide for correspondingly greater or lesser incentives in the event that performance is within a specified range above or below the target level, and are correspondingly easier or harder to achieve. We set the performance goals for the maximum amount at a level that we believe will be achieved in some years, but will not be achieved a majority of the time.”
In summary, the Company agrees to disclose in future filings those objective performance goals which are based on financial metrics that it regularly reports in SEC filings, but respectfully submits that disclosure of objective performance goals based on metrics that it does not regularly report would result in competitive harm and therefore may be excluded under Instruction 4 to Item 402(b) of Regulation S-K.
Index to Consolidated Financial Statements, page F-1
Note 8. Facility Agreement and Common Stock Warrants, page F-17
4.	We note that you issued warrants to purchase 3.75 million shares of common stock at $3.13 per share in connection with facility agreement. Please tell us about your evaluation of the warrants in determining that they should be accounted for as equity. Include a discussion of the features which may result in Black-Scholes value upon change of control or events of default. Discuss the types of events that are included in these categories
RESPONSE:

Securities and Exchange Commission
June 29, 2010

In March 2009, in connection with the execution of the facility agreement with certain institutional investors, the Company issued to the lenders fully exercisable warrants to purchase an aggregate of 3.75 million shares of its common stock at an exercise price of $3.13 per share.
Key terms of the Warrant Agreement are as follows:
•	The warrants give the Holder the right to purchase 3.75 million common shares at $3.13 per share and expire in March 2015.

•	The maximum number of shares issuable is limited to 5,565,009. The number of shares issuable is adjusted only in the event of a stock split, stock dividend or similar recapitalizations affecting the common stock.

•	The Agreement indicates that an event of default occurs upon the Company’s (i) failure to make best efforts to register the warrants which remains uncured, (ii) failure to deliver common stock upon exercise which remains uncured, (iii) failure to use best efforts to issue the warrant without a restrictive legend which remains uncured or (iv) failure to put required share payments into escrow upon a change in control.

•	Upon certain events of default, the Company would be required to make a failure payment equal to 14% per annum during the period of the event of failure (in cash or shares at the Company’s option). Upon an event of default, the Holder shall notify the Company whereby the Company has the right but not the obligation to terminate the warrant through a cash payment. If the Company does not exercise its right to make the cash payment, the Holder will exercise the warrant for shares. The warrant provides for the Holder to receive shares based upon the Black-Scholes value of the warrant.

•	The Agreement indicates that a Major Transaction occurs when there is a consolidation, merger, exchange of shares, recapitalization, reorganization, business combination or similar event that results in a change in the majority of the shareholders; or a sale of significant assets for more than $50 million or 50% of the Company’s assets; or any issuance of shares other than a registered public offering; or in a purchase, tender or exchange offer made to the holders of outstanding shares that would result in a change in control; or in a transaction that does not require shareholder approval or upon exercise of stock options or issuance of restricted stock under the Company’s employee benefit plans or upon exercise of this warrant; or in a liquidation, bankruptcy, insolvency, dissolution or winding-up of the Company; or if the Company’s stock ceases to be listed on the NASDAQ or other equivalent exchange; or if the shares cease to be registered under Section 12 of the Exchange Act.

•	Upon a Major Transaction, the Holder is entitled to a payment in cash and/or shares commensurate with the consideration in the Major Transaction. The warrant provides for the Holder of the warrant to receive shares based upon the Black-Scholes value of the warrant.

Securities and Exchange Commission
June 29, 2010

•	The warrants contain certain limitations that prevent the Holder from acquiring shares upon exercise that would result in the number of shares beneficially owned by it to exceed 9.98% of the total number of shares of the Company’s common stock then issued and outstanding.
The Company’s initial analysis of this transaction was based on the authoritative literature in place as of the date of the transaction. Accordingly, the Company’s response reflects references to the authoritative literature pre-codification.
As part of the determination of the initial accounting for the debt and warrants, the Company followed the guidance in the AICPA’s “Roadmap for Accounting for Freestanding Financial Instruments Indexed to, and Potential Settled in a Company’s Own Stock” to determine whether the warrants should be classified and accounted for as a liability or equity. In concluding that the warrants should be classified as equity, the Company considered the provisions of SFAS No. 150, SFAS No. 133, EITF No. 07-05 and EITF No. 00-19 as follows.
SFAS No. 150
The Company determined that the warrants were not within the scope of SFAS No. 150. The warrants give the holders the right to purchase 3.75 million shares of common stock at $3.13 per share and expire on March 13, 2015. The warrants are not mandatorily redeemable. Under the warrant agreement, the Company has no obligation to repurchase shares, and it is not required to settle the obligation by transferring assets unless it enters into certain transactions where consideration paid to the shareholders includes cash.
In addition, the Company considered whether the warrants embody an obligation that it may settle by issuing a variable number of equity shares based on (i) a fixed monetary amount known at inception, (ii) variations in something other than the fair value of its equity shares or (iii) variations inversely related to changes in the fair value of its equity shares. As noted above, the Company issued warrants to purchase 3.75 million common shares at $3.13 per share. The number of shares issuable is fixed and subject to adjustment only in the event of a stock split, stock dividend, or other similar recapitalizations affecting the common stock when a shareholder would have commensurate impact. The total number of shares to be issued is limited under the warrant agreement.
The warrant provides for the holder of the warrant to receive a payment, in certain circumstances (e.g. at the Company’s option upon a default or per the agreement upon a Major Transaction, as defined), based upon the Black-Scholes value of the warrant. The Company’s analysis of these provisions included evaluating whether a payment based upon a Black-Scholes value is considered to be a variation in something other than the fair value of the issuer’s equity shares. The Black-Scholes calculation is a standard option pricing model used to value equity instruments and is calculated using various inputs based upon the Company’s stock including the

Securities and Exchange Commission
June 29, 2010

fair value for the issuer’s equity shares as well as interest rates, volatility, term of the warrant and dividend expectations. Further the variables that could affect the payoff of the warrants upon remeasuring the fair value using the Black-Scholes model are inputs to the fair value of an option on the Company’s own equity shares. This conclusion is consistent by analogy to the conclusion reached by the Task Force in Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock”.
Accordingly, the Company determined that the warrants are not within the scope of SFAS No. 150.
SFAS No. 133
The Company considered whether the warrants were derivative instruments. The warrants have all of the characteristics of a derivative as defined in SFAS No. 133 (they have a notional amount and payment provision, contain one underlying and can be net share settled). Based on its review of SFAS No. 133, the Company determined that the warrants were not within its scope. SFAS No. 133 indicates a reporting entity “shall not consider the following contracts to be derivative instruments for purposes of this Statement: Contracts issued or held by that reporting entity that are both (1) indexed to its own stock (as further described in EITF No. 07-05) and (2) classified in stockholders’ equity in its statement of financial position” (as further described in EITF No. 00-19). In order to determine that the warrants fall within the scope of this exception, the Company considered the provisions of EITF No. 07-05 and EITF No. 00-19.
EITF No. 07-05
The Company evaluated the warrants’ contingent exercise provisions as well as their settlement provisions, as provided in EITF 07-05 and determined that the warrants are indexed to its own stock. Accordingly, the warrants meet the first criterion of the SFAS No. 133 scope exception. The Company’s analysis is as follows:
Contingent exercise provisions — The warrants contain no contingent exercise provisions that are based on (a) an observable market or (b) an observable index.
Settlement provisions - Under EITF 07-05, an instrument is considered indexed to an entity’s own stock if its settlement amount will equal the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount or a fixed amount of debt issued by the entity. If the instrument’s strike price or number of shares used to calculate the settlement amount are not fixed, the instrument would still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed for fixed” forward or option on equity shares. As the only adjustment to the number of shares or the exercise price of the warrants would be as a result of a stock split, stock dividend, or other similar recapitalizations affecting the common stock, and these transactions would evenly impact the shares and the value of the shares, the Company determined that it

Securities and Exchange Commission
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would not impact the difference between the fair value of a fixed number of our shares and a fixed monetary amount.
In the event of default or a Major Transaction, the Company may be required to issue a number of shares determined using a Black-Scholes calculation. However, the Black-Scholes calculation is predominantly indexed to the Company’s stock and is a standard option pricing model used to value equity instruments by market participants. The variables that could affect the payoff of the warrants upon remeasuring the fair value using the Black-Scholes model are inputs to the fair value of an option on the Company’s equity shares. Black-Scholes is a model used to calculate the value of a fixed for fixed option on equity shares as allowed by the settlement provision of EITF 07-05.
Accordingly, the warrants meet the EITF No. 07-5 criteria for indexed to an entity’s own stock and meet the first criterion of the SFAS No. 133 scope exception.
EITF No. 00-19
The Company evaluated the criteria of EITF No. 00-19 for classification guidance at inception of the agreement and at each balance sheet date. Based on its analysis of the criteria as noted below, the warrants have met the conditions for equity classification.

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Based on the criteria set forth in the guidance in the AICPA’s “Roadmap for Accounting for Freestanding Financial Instruments Indexed to, and Potential Settled in a Company’s Own Stock” and the provisions of the Company’s warrants, the Company determined that as of the issuance date and each subsequent balance sheet date, the warrants should be accounted for as equity.
Schedule 14A filed April 5, 2010
Board of Directors, proxy statement page 8
5.	We note your disclosure in the last sentence of this section regarding your lack of a formal policy on diversity and how you consider it essential that members of the board represent diverse viewpoints. In future filings, please clarify how you consider diversity in identifying nominees for directors.
RESPONSE: The Company advises the Staff that it will revise its disclosure in response to the Staff’s comment in future filings.

Securities and Exchange Commission
June 29, 2010

***
On behalf of the Company, I hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (781)-457-4848 by facsimile transmission at (781) 457-5010 or by e-mail at broberts@insulet.com.
     Sincerely,
     /s/ Brian Roberts
     Brian Roberts
     Chief Financial Officer
Cc: Raymond C. Zemlin, Esq.
     (Goodwin Procter LLP)